POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that the undersigned hereby makes, constitutes and appoints each of Claire Jarrett, Christina Wilgress and Stuart Brown or any of them acting individually, the undersigned's true and lawful attorney-in-fact, with full power of substitution, for the purpose of executing in my name, (i) in my personal capacity or (ii) in my capacity as director of Qube Research & Technologies Limited, a limited company incorporated in England and Wales, any and all instruments, certificates and documents to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) any Schedule 13D or Schedule 13G and any amendments thereto; (2) any joint filing agreements pursuant to Rule 13d-1(k) under the Exchange Act; (3) any Form 3, Form 4 or Form 5 and any amendments thereto; (4) any Form 13F and any amendments thereto; (5) any Form 13H and any amendments thereto any amendments thereto, and (5) any Form 144 and any amendments thereto.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with any provisions of the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

This Power of Attorney shall remain in full force and effect until it is (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined herein at a later date.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of February, 2026.

/s/ Pierre-Yves Morlat